# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Net Lease Office Properties, CIK 0001952976
CUSIP: 64110Y108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: C/O W. P. CAREY INC., ONE MANHATTAN WEST, 395 9TH AVE. 58 FL, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 02/19/2025
Filed by CIK 0001870300
Persons authorized to receive notices and communications: Jake Crowhurst, Asset Value Investors Ltd, 2 Cavendish Square, London, United Kingdom (X0), W1G 0PU, 442076594807

## Reporting persons
- Asset Value Investors Ltd (CIK 0001870300): type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 757,496; shared voting power 0; sole dispositive power 757,496; shared dispositive power 0; aggregate amount beneficially owned 757,496 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Net Lease Office Properties
Address of issuer's principal executive offices: C/O W. P. CAREY INC., ONE MANHATTAN WEST, 395 9TH AVE. 58 FL, NEW YORK, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Asset Value Investors Ltd
Residence or business address: Asset Value Investors Ltd, 2 Cavendish Square, London, W1G 0PU
Present principal occupation or employment: Investment Management firm, London, United Kingdom
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working Capital

## Item 4. Purpose of Transaction
Purpose of transaction: a) The acquisition of shares of the issuer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Total shares held is 757,496 shares and represents 5.1% of the shares outstanding based on public data of total shares outstanding of: 14,785,014
Number of shares as to which each person has sole or shared power to vote or dispose: Asset Value Investors has the sole power to direct the vote for all shares stated.
Transactions in the class effected during the past sixty days:
02/13/2025 - 12,214 shares @ $31.626057
02/14/2025 - 9,486 shares @ $32.167339
02/18/2025 - 32,685 shares @ $32.952404
02/19/2025 - 152,015 shares @ $33.881273
Other persons with the right to receive dividends or sale proceeds: n/a
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: n/a

## Signatures
- Asset Value Investors Ltd: Jake Crowhurst, Head of Operations (02/20/2025)